Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement/prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's and Constellation Energy's directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement/prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth.  Actual results may differ materially from such forward-looking statements.  A discussion of factors that could cause actual results or events to vary is contained at the end of this document and in FPL Group's SEC filings.

This filing includes a transcript of FPL Group's September 26, 2006 audio webcast broadcast of the Merrill Lynch Global Power and Gas Leaders Conference.

FPL Group
Merrill Lynch Power & Gas Conference
September 26, 2006

Jonathan:    Good afternoon everyone. I think most people are back in from lunch. It's now my pleasure to introduce our lunch speaker for today, Lew Hay, Chairman, President & CEO, FPL. Lew joined FPL as CFO in 1999 and has been CEO since mid-2001. We also have with us Moray Dewhurst, CFO, in the front row who I believe is here for questions of a more financial nature. But most of you know FPL is working on a merger with Constellation Energy. The utility operates in a high growth Florida market and the merchant fleets [inaudible] the diversified play on attractive power markets. In addition to that the FPL energy wind portfolio leads the country in terms of renewable generation. So this is a company that pretty much speaks to many of the themes that we've been focused on in our investment thesis this year. Lew's going to speak for about 20 minutes, go through some slides. And afterwards we're going to keep plenty of time for a Q&A. So with no more I'll hand over to Lew.

Lew:    Thank you, Jonathan. Actually, Jonathan and I haven't had a chance to really work together up until now but I'm looking forward to working with you and your team going forward. And if Steve -- is he in the room? I've already had a chance to talk to Steve. But we're going to -- on behalf of FPL we congratulate Steve and we're going to miss working with Steve and wish him all the best.

Let's see here if we can get this -- in addition to the normal cautionary statements, the lawyers require me to inform you that this is not a solicitation regarding our -- regarding anything but especially regarding our proposed merger with Constellation. We are working on our proxy and that should be coming out sometime in the future. I will caution you that there are forward-looking statements in the presentation today and urge you to look at the risk factors that are contained in our SEC filings associated with that.

Really, the main theme for our company is that other than the ongoing uncertainty with Constellation, the prospects for our business are very good and seem to keep getting better and better. I'm going to -- the presentation today is really broken out among really three areas. I'm going to talk about first Florida Power and Light. I know you know that story pretty well so I'm not going to spend a lot of time on that. Then FPL Energy and I want to spend a little more time on FPL Energy because it's becoming a bigger part of our portfolio and clearly is the driver of a lot of our growth. And then I will talk about the pending Constellation merger.

As Jonathan said, I'm going to try to go through these slides pretty quickly because I suspect you all have a lot of questions and I want to make sure we allow time for that. Our guidance remains the same as what we provided at the end of the second quarter. But since this is an FD event, I thought I would take a moment to reaffirm our guidance. 2006 is shaping up very well. We expect to be at or near the high end of our range of $2.80 to $2.90. I want to point out that that excludes the roughly seven cents or so cost -- that includes the seven cents or so cost associated with our storm cost disallowance. So despite a little bad news on that front, we still are going to come in at or near the high end of the range. Of course we still have a few months to go. The biggest uncertainties in my mind that could affect our results are weather. Weather is a big determinate of revenues in Florida, as you all know. But given our wind portfolio we do need the wind to keep blowing at normal levels to be able to hit those kinds of numbers. Knock on wood we haven't had any hurricanes so far this year. But as you know the last two years we've been hit pretty hard. So all bets are off if we have another hurricane. And obviously we have to continue to operate our plants and the rest of our business consistent with past performance.

2007, again, continues to look like we will be in the upper half of the range that we provided earlier of $3.15 to $3.35. We will be providing more color on this at our third quarter conference call. I think most of you know our company, it basically has two components, Florida Power and Light and FPL Energy. A few years ago when I would come to conferences like this, I would -- we'd spend most of the time on FPL and point out to everybody that FPL Energy was only about ten percent of our earnings. And then a year or so later we said it was about fifteen percent of our earnings. Now, FPL Energy is roughly a third of our earnings and is growing quite rapidly. But FPL is still a pretty significant part of the story and we like the balance of having both the regulated and unregulated parts of our business. I continue to think FPL is one of the best utility franchises out there. Not only is it a large and growing franchise, we have a very good, very attractive, very progressive regulatory environment and we have an attractive customer mix. And so even though we've had a few issues particularly associated with hurricanes over the last couple of years, things continue to go well for FPL and I'll tell you more about that in a moment.

As I said, FPL Energy is becoming a bigger and bigger part of our business. One of the challenges as the business gets bigger is continuing to have strong growth, which we've had historically at FPL Energy. But really we continue to see very, very strong growth for FPL Energy through the end of the year and I'll be talking more about that in a few moments. But as I look back on what we've been able to accomplish over the last seven years or so at FPL Energy, I'm quite proud of it. I think there were a lot of doubters as to what we could do with FPL Energy. And when I look at it now I think if you look at the de novo merchant generation businesses, we are one of the only companies that have made a successful go of it. And when I say de novo I'm excluding companies who had generations, regulated generations handed over to them as part of a deregulation effort.

So let me start with Florida Power and Light. So far for this year and the way we see FPL going through the rest of the year, I would say its performance is generally in line with our expectations at the outset. Customer growth seems to be trending a little bit lower than what we had hoped for and at the beginning of the year we said customer growth would likely be a little softer than in prior years. That's primarily a function of two years of bad hurricanes, increased housing prices, increased insurance costs and things of that sort. The good news there is all of the economists continue to forecast very strong growth for Florida. We're just at the very beginning of the Baby Boomers retiring, so we should see strong growth for many years to come. Our weather has not been quite as strong as we would like but offsetting that, we've done a pretty good job on the expense front with one exception. Our program that we call Storm Secure, which is designed to beef up the network to withstand even greater wind forces than it's been able to handle so far. I think you know or if you don't I'll tell you, our network actually is already built to higher standards than just about any network in the country. But with seven pretty bad hurricanes over the last two years we feel that -- and our regulators feel that we need to build it to an even stronger level. So for the most part and this is going to take a lot of time and a fair amount of dollars, we will be beefing up our network to be able to withstand anywhere from 135 to 150 mile an hour winds.

On the regulatory front the last couple of years have been very, very busy. We've had our rate agreements, we've had storm cost hearings, we've had significant increase in fuel prices. The good news there is things are settling down quite a bit. We are in the first year of a four year rate agreement, so there's not a lot to do with rates at least through the end of this decade. We have had our storm costs reviewed and the lion's share of those were approved. We have -- we still have to secure it because -- go through our securitization process for those costs. We are collecting a surcharge on the customers' bills every month for storm costs. The securitization process, frankly, is taking longer than I would have hoped. But it is moving along and we expect to get that done, I'm going to say hopefully by the end of this year. Moray would tell you it might even go a little further. But sometime in the next three or four months I think would be a reasonably good bet.

We just announced two coal plants in Florida, in Glades County, two 980 megawatt super-critical plants that are expected to go into service in the 2012/2013 timeframe. These will be some of the cleanest plants ever built in the United States. As you all know, we have a fairly healthy appetite for natural gas that we've been for the most part over the last decade that's all we've built is natural gas plants. We like natural gas because of its environmental profile but we feel a strong need to have a little better diversity in our fuel mix. Our regulators feel that way as well. So far this announcement has been generally well-received but I recognize we still have a number of hurdles to overcome to bring those plants into service.

Speaking of fuel and fuel diversity, we just had our fuel filing at the beginning of September. The Commission will be making a decision on that sometime in the early November timeframe. The good news there is what we've filed for will result in a roughly two percent decrease in prices for our retail customers. There's a whole series of puts and takes. I'm not going to take you through that but relative to the last several years when we've been going in for double-digit increases, this just feels a lot better.

For Florida Power and Light the biggest issue going forward is revenue. I mentioned customer growth has slowed down a little bit. In particular, the condo side of our market I think is pretty much saturated and we won't see a whole lot of new condos being announced for a little while until some of that inventory gets burned off. We are, with retail prices staying level now though, we do expect to get back to some modest usage growth in Florida. So we will have some customer growth somewhere in the two percent kind of range. But I will caution there's a lot of uncertainty there and we would expect somewhere between maybe a half percent to one percent usage growth going forward. We are watching the customer growth numbers very, very carefully because of what's been going on in the housing market and so on and so forth and we'll update you as we know more about that.

On the costs side, we've always had a good track record at managing costs. I feel comfortable with our cost position. The one semi-wild card there is the Storm Secure program I mentioned to you before. We are still working out many of the details associated with Storm Secure in terms of how big of a project that will be, the timing. We're working with vendors on specific pieces of equipment and components and we're working to try to, for instance, get the -- we know we can build a very strong network with these giant heavy concrete poles, but they're pretty unwieldy to work with. You need big cranes. We're looking at other technologies such as fiberglass poles that would be a lot lighter but still could withstand much higher wind speeds. So there's still a lot of engineering work on that. And as we make progress on that we will keep you posted. But I would expect there to be a relatively slow burn rate and then things will pick up as we work out those details.

Last, our Turkey Point 5 plant, roughly 1,100 megawatts is going well. It's on plan, it's on budget and we expect that to come on stream in the middle of next year.

Moving to FPL Energy, which as I said should be the bulk of our discussion and is the source of much of our growth through the end of the decade, I think most of you by now have a pretty good understanding of FPL Energy. We like the portfolio because not only does it have good growth but it has, I think, good risk characteristics, it's well diversified by source and by region. A lot of the growth in earnings has come from our wind development as well as the two nuclear plants we've added to that portfolio. The commodity market has been moving in our favor; although the last couple -- the last month or so it's gone the opposite way. But net/net relative to where we were just a year or two ago, it's much, much better and possibly offsetting at least a short term decline in the commodity markets, we see particularly in the markets such as New England and Texas where a lot of our merchant assets are, we're seeing spark spread widen. The supply/demand situation is getting much tighter faster than I think anybody including ourselves forecasted. So things are going well.

But what I'd like to do is just peel the onion back a little bit on FPL Energy and go through the portfolio in a little bit more detail. The biggest part of our portfolio is wind and that is the fastest growing part of it. It's about 30 percent of the megawatts but a higher percentage of the capital. And I'll show you the little higher percentage of our earnings. The nice thing about wind is the vast majority of that is contracted long-term. It's diversified from an operational risk with individual turbines and so on and so forth. But we've been getting nice returns in that business, nice growth and we are the largest player in the industry and we believe there's a lot of economies of scale in that business. So without question that's a business that creates a lot of value.

The QF contracts generally are above cost of capital, long-term contracts as well. Relatively low risk other than some operating risk there. New England I mentioned. There we have about 2,600 megawatts, about 20 percent of our portfolio. That's an actively managed portfolio. Relatively little contracts but hedges that generally extend two to three or four years. We have modest load following, full requirements business there that helps offset some of the risk in that business. And that's a market that we see tightening up very rapidly and one that I think is characterized by its very hard to build plants in New England. And so I think that will be an attractive and interesting market for many years to come.

Texas has many similarities. Our Texas portfolio has many similarities to our portfolio in New England. It's about the same size. We have a modest retail business with Gexa there that's doing quite nicely and again, the Texas market is -- we're seeing that expansion of spark spread there pretty much through the end of the decade.

The rest of the assets I'm not going to spend much time on but so you can see it's a diversified portfolio, as I've tried to describe relatively low risk. But it still begs the question of what is the portfolio worth. So let me talk a little bit before I do that about our wind business. We've been investing steadily in that business, growing it. By the end of this year we should be roughly 4,000 megawatts in size. We're expecting to add roughly 700 megawatts or so next year. As I said, we are the world leader in wind energy production. Our market share is roughly a third. Each year it varies a little bit. It's hard to say what it will be over the next year or two. It's all a function of what the competition does. But our next biggest competitor is probably one-fifth, one-sixth our size. So we have a very sizeable lead in the US relative to our competition. So we like that business very well.

I mentioned to you that wind does provide, generate a disproportionate amount of our earnings. Even though it's a little less than a third of our asset mix, it generates a little over a third of our earnings and I would expect that to be true going forward. When we think about our wind business and when we make wind investments, we get different returns obviously project by project. But typically these projects earn and I'd say conservatively earn two to four percentage points over our cost of capital and that's excluding putting any terminal value on these projects. The contracts typically are of a duration for 20 to 30 years and we're only valuing them over the length of those contracts. The math is pretty easy to figure out that if you're earning a return over your cost of capital and it's roughly a 20 or 30 year period, that for every dollar you invest, you're creating anywhere from 15 cents to 40 cents of extra value for shareholders. So that suggests, the combination of earning a good return and growing it, that there's a lot of value being created in our wind portfolio.

As I said before, we like wind because for a number of reasons. Not only that it's profitable but it has a very short development cycle compared to other kinds of plants. The cash flows from wind in part due to accelerated depreciation and the production tax credit, the cash flow is very front-end loaded. Operational risks are pretty manageable because an entire wind farm of turbines don't fail all at once. Turbines tend to fail one at a time and you can then repair them one at a time. And if there's something that is a fleet-wide issue, you can identify it and then proactively address it. The big risks I think in wind are customer risks, customer credit. I think we've got a great track record of managing that. And if you look at our portfolio customers, generally very strong credit. And then there's resource availability and that means does the wind blow or does the wind not blow. And before we build a wind project, we have many years of data on the wind. So we're comfortable long-term with the wind resource. But the one thing that we just have to learn to live with and as wind becomes more and more a part of our portfolio is we will have variability based on whether the wind blows in any given month or quarter or year. And we think it's probably just too expensive to try to hedge that risk at this point.

So now let me get to the point of what is FPL Energy worth. And Moray took folks through this slide last -- a couple weeks ago so I'm not going to spend a lot of time on it. Also I'm seeing I'm running out of time. But we often try to take a bottom up valuation basis, a bottom up approach to valuing our wind business or FPL Energy's portfolio. Of course we have our own metrics for valuing it. This slide uses the metrics that were published recently in another analyst's report, not Merrill Lynch. And perhaps maybe not as reputable as Merrill Lynch. But nonetheless a reputable analyst and you can do what you want with the numbers. It's just a way of valuing it. We, of course, had tried to classify which quartile these assets were in and therefore what value you would put on them. The one area that wasn't in the report was wind and we've had to try to make some proxies for wind. Simply put, we used hydro as our proxy for wind. It's a little more complicated than that but when you add it all up you get an implied enterprise value slightly north of $14 billion which is pretty sizeable. And, again, you can put your own touch on it and decide whether you think it's high or low. But we think it kind of makes sense because another way of looking at the business is on the so-called open EBITDA multiple that some other reputable analysts have been talking a lot about lately, typically these portfolios are seeing valuations somewhere in the six to seven times multiples of '08 open EBITDA. Our open EBITDA should be somewhere in the order of magnitude of $2 billion at FPL Energy. If you put that kind of multiple on it, you get a value that's pretty much the same here.

The numbers are also, I think, further supported by the growth that we have in our portfolio. I've talked a lot about the wind growth, but we should be adding for '07 versus '06, just with wind roughly $75 - $85 million of additional net income. I mentioned before the rolling off of the hedges, a big contributor to this is Seabrook where, when we bought Seabrook in '03 we put a lot of hedges on pretty much through '06. Most of those hedges were in the mid-30's. We're now seeing pricing in the $70 - $80 kind of range. That plant will be producing about four million megawatt hours a year. You can do the math but that's going to add a lot of pre-tax income to FPL Energy. In total on a net income basis the rolling off of the hedges we think will account for about $110 to $120 million of value. I mentioned earlier the market's tightening up a little bit. There's probably another $20 - $25 million there. And as we continue to grow our marketing and trading business primarily load following full requirements business, there's another $5 to $10 million there.

So this, of course, is the positive. There's a few offsetting negatives. There's a few other smaller positives. But net/net it rolls up to a pretty sizeable number and -- whoops I was off on a page. I'm sorry about that. This is the slide I was talking to. This button doesn't always work. I'm going to skip this next slide for the sake of time. But when you add it all up, if you buy the argument that FPL Energy is worth somewhere in the $14 to $15 billion range, you put a 15 to 16 multiple on Florida Power and Light, which is pretty typical for pure play regulated utilities and I would still argue FPL is better than the average utility and then that gets you about $17 to $19 billion. You subtract the debt, do the math with the number of shares outstanding. We end up with a price anywhere $48 to $56 per share. So I think it's a pretty good -- we're offering a very nice value proposition at this point. And there's even more growth to come. So we'll hopefully see the stock price do even better than that in the next few years.

I know you're all interested in what's going on with the Constellation merger so let me just take a moment and talk about that. I think you've seen this slide before, both I think we used something similar when we announced the deal, both Constellation and we used this at our second quarter earnings release. I'm not going to go through all the details. The bottom line is we liked the fundamentals of the deal when we announced it in December of last year. We still like the fundamentals of the deal. We -- this deal's primarily about creating a very strong competitive position on the unregulated side of the business. By putting our businesses together we would have the number one position in every step of the value chain in that business, everywhere from the generation part of the business through customer facing, whether that be retail or wholesale. We would add a lot of skills to our respective capabilities. Definitely scale, being the largest player in the industry. So I think it furthers the growth prospects of two pretty strong businesses already. That's the reason why we like the deal.

A little bit of an update, the real concern on this deal is can we get the deal done and can we get it done on reasonable terms and on a timely basis. And clearly the wild card in this equation is Maryland. If I was talking to you two weeks ago I would have been talking about, "Jeez, we don't even know who the Public Service Commission is going to be in Maryland." Well, the good news is now we know who the Public Service Commission is going to be in Maryland. It's the old Public Service Commission. The bad news is it's against the law for them to rule on our merger. That's only funny when you're not in the midst of the thing.

The Public Service Commission has announced a procedural schedule that would have their determination being made sometime in the middle of February. The point is not lost on us that that is right back in the middle of the Maryland General Assembly Session at that point in time. So that raises other questions. Of course, the election that's ongoing in Maryland also creates some uncertainty. I don't want to speculate on who's going to be the winner there, but Mayor O'Malley, who's the Mayor of Baltimore and the Democratic candidate for Governor, has already announced after the court ruling that he's going to fire the Public Service Commission should he be elected. We'll have to see what happens there, if he really means it or if this is just political rhetoric. But based on the Court of Appeals ruling, it does look like the Executive Branch has those powers. Of course, if Ehrlich gets elected, it's still unclear what's going to happen there. I'm not going to speculate on that.

So the bottom line is at this point we are taking things day-to-day, trying to see what other new information comes out in Maryland because it seems like every day something new does come up. Frankly, there is a limit to how far I'm really willing to go with this and I think I -- I don't want to speak for Mayo, but I sense that he has some limited patience in this as well and it's, again, not that we don't like the deal but it's not good for either of our companies and clearly not good for our shareholders for this thing to drag on indefinitely and not being sure what we're going to -- what's going to be required of us to get the deal approved. And on the one hand it's not really a big distraction for our employees at this point in time because we stopped integration effort sometime in the June timeframe and I'm not going to say that employees don't pick up the paper or go on the web to see what the Baltimore Sun is writing about each morning, but after that, they're heads are down pretty much doing their normal jobs. So I don't think it's a big distraction. We, neither company has lost a lot of employees over this but it's just not a good thing to do and I've said this many times before but I do want to reiterate this. The bulk of the value of this deal is on the unregulated side of our business. We recognize that there has to be something shared with Maryland and with our Florida customers at the right time because there are some synergies that accrue to the benefit of those businesses. But we're going to be very disciplined about how much we are willing to share and the economics have to work. And if the economics don't work, we're just not going to do the deal.

So I wish I could say more about the Constellation merger, but unfortunately I can't because I don't know anything else about it frankly. So I would just say stay tuned and we'll keep you posted as events unfold. And with that, that concludes my comments and I'm willing to take whatever questions you might have.

Q:    Are we on now? Yeah. This one's on. Okay, you've talked about the growing importance of the non-regulated side of the business and how it -- on a standalone basis, what is your appetite? How large would you like to see it grow within the overall FPL context? And obviously, the merger would have taken you a step towards that and just interested in your standalone strategic view.

Answer:    Yeah, we've been asked that question many times and I know it's becoming more popular for people to say we should -- companies ought to consider splitting their unregulated business from their regulated business. That seems to be a pretty attractive idea right at the moment. But I would point out a few years ago the opposite seemed true. And then a few years before that, the opposite of that seemed true. So we actually like having a good balance between the regulated business and our unregulated business. We think we have -- we are particularly skilled at running regulated businesses and that's just not being able to have good relationships with your regulators. That's, of course, important but as Moray has talked a lot in the past, part of having good relations with your regulators is running a good utility operation and that means providing good service to your customers and doing it at a low cost. And we've been able to generate pretty attractive returns over the years in that business and at the same time our customers have had good service and relatively low rates. So that's a skill that I think we have a lot of and I think we can leverage pretty well under the right circumstances. So we continue to like that part of the business and it does provide some balance in many people's minds relative to the unregulated part of our business. And even though I will probably argue for as long as I'm in the business that our unregulated part of the business isn't that risky and I think you can't just automatically equate unregulated with high risk, without a doubt it's a little bit riskier business. But we've been growing it in I think a very careful way. And in fact particularly our wind business, as we've grown that we've been able to get a lot of limited recourse, non-recourse financing on it. So I think that further shows that the market senses that there's not a lot of risk there. And it's hard to say where we will end up. A few years ago I would have said probably two-thirds regulated, one-third non-regulated sounds pretty good. Well, we're there now and with the growth prospects we see at FPL Energy, undoubtedly that mix is still going to shift more and more towards the unregulated side. So I realize I'm waffling a bit on that but I don't think we want to get to too big of an extreme one way or the other but I think we have to judge by where markets are and what opportunities are before us and we think primarily our job is to invest in those projects that earn returns that are well above our cost of capital and that create value. So we'll have to adjust our capital structure accordingly. But without a doubt I'd love to find some more unregulated business to balance out the growth we're seeing -- I'd love to have some regulated business to balance out the growth we're seeing in our unregulated business.

Q:    Yes, on the green power, you have a nice portfolio of wind assets. And I'm just wondering over the next three to five years, just looking out if you could make some projections as to new generation capacity coming online just around the country in general. Are you concerned about the premium that might be paid and as it might diminish perhaps in the future as more capacity is available as a competing power? And then related to green power, on a much more limited basis, ocean currents are being used in Europe and in other places much -- very limited but to generate power and it's somewhat more predictable than wind, at least in certain areas. Have you explored ocean currents at all? Is that something that could be on the horizon in the next five to ten years?

Answer:    Well, I'll start with the ocean current question because you'll be surprised to hear that we get that question every single year at our annual shareholders' meeting and in particularly people focus less on ocean currents in Florida and tidal changes because it's not quite as significant in Florida. But what people really focus on is the Gulf Stream, which is just a few miles off the coast and is a massive amount of energy there. There's a number of companies and a number of entrepreneurs who have fiddled around with that. And there really isn't much happening in any meaningful scale way. We monitor people's progress there. But keep in mind several things. One, it's a very hostile environment and nobody's proven that they have technology that's really going to work in that environment. Two, when you start thinking about the permitting, even though it would be under water and you're not going to see it, the environmentalists I think will have a field day with that in terms of what happens to various fish and that sort of thing. And it'd be -- I also joke a little bit but if we did too much of that in the Gulf Stream, we slowed the Gulf Stream down, we may actually have some environmental impacts on Western Europe. We could freeze them out potentially. So we have to be careful about that. But the short answer to that question is we're monitoring it. We just don't see anything in the near term that's all that likely to have any meaningful impact on our business.

I didn't really understand the first part of your question when you were talking about wind and growth in generation. And I wasn't sure if you were talking about just all generation in total or just renewables.

Q:    Oh, no, just overall generation capacity. You know, as reserve margins rise let's just say with new capacity, just in general coming on stream from a variety of sources, wouldn't that over the longer term tend to put a -- tend to diminish the premium paid for green power perhaps, perhaps not. I don't know.

Answer:    Yeah, perhaps. It's all speculative but based on our analysis of the markets at least through I'll say early in the next decade, if anything I think people are being surprised about how much demand has grown relative to supply. And if you -- and it varies. You can't make a global statement for the whole country because I don't think our country comes back into balance probably until the 2011, 2012 timeframe. But there is a number of markets that are going to be very, very tight in the not too distant future. So if anything, at least in the markets we're playing in, we see expanding spark spread as opposed to contracting spark spread. And even when you look at the projects that have been announced, most of them are a long way from generating any electricity. And in fact most of them don't even have their permits yet. So there could be a crunch in some of these markets.

Now, particularly for the renewables side of it, we see a very strong appetite still for renewables although I think that will still be a function of where the production tax credits are and as I think most of you know, there's been a cycle to production tax credits. They typically get extended for two or three year periods. We've had points in time where they weren't extended until almost at the point where they had expired. We've even had points where they've expired and we haven't had them renewed for several months. Now, we tend to be a little more confident of renewal than other folks. But if there's a period where PTCs are in question, I think demand for renewables will dry up, at least temporarily, because the PTCs allow us to price it, allow us or any of the other players to price it all that much more attractively. But I will remind you there's -- I always forget the count -- 16 or 17 states that have renewal portfolio standards. There's a number of states that are contemplating renewable portfolio standards. Our nation every day I think you pick up the paper there's more concern over global warming, more concern over energy independence and things of that sort. So we think the market for renewables is going to be very strong for many years to come. We basically -- we've participated in almost every sort of renewable that one can imagine or is available out there and wind has far and away the best economics; although we are looking at some things that we could do in the solar area. I have nothing to report on that at this point but I will remind you we have the biggest solar plants in the world out in the Mohave Desert. So we do know a thing or two about solar.

Q:    Lew, just going back to the merger and the timing, if I guess O'Malley is leading in the race right now so we don't know whether the polls closed, but if he wins and if he does appoint a new Commission, I guess the decision could get delayed hypothetically 'til June or July of next year. Is that a timeframe which is acceptable to both companies to wait out? And secondly, are you -- I'm seeing on this slide settlement possibilities. Could you just elaborate on what you mean by settlement possibilities that you could come up with a settlement on this whole thing which gets reviewed by whichever commissioner that there is?

Answer:    Okay, I may need you to repeat some parts of that second question, but let me answer the first part. I guess you never say never. But I'm not very wild about the idea of waiting until the middle of next year to see what some hypothetical public service commission might do. As I said, we're taking it day-to-day. And I think you have to look at the facts and the circumstances at that time. I would -- looking at it from this point in time, you can envision a lot of different scenarios. After the election and if, depending on under your hypothetical if O'Malley is elected, we'd want to sit down and have a talk with him about what the expectations were. Frankly, a few months' delay isn't too bad if you know what the bid/ask spread is. At this point we don't even know what the folks in Maryland really want. And I don't think -- I see Moray shuddering a little bit. But if it's just giant amount of uncertainty, at some point you just have to say, "We have other things to do and we've got to get on with life." If, on the other hand, we knew exactly or roughly where the ask was and it was within reason, maybe we could go that far. But so it's all a function of information that we would know at that time. But those of you who don't know me very well, I'm not the most patient person in the world and I've tried to be very patient through all of this but if it -- I was talking to somebody earlier this morning and this reminds of the Super Mario game where Mario every time is either jumping over another hurdle or having to leap over a cavern or one thing or another and it's actually been easier for us because we're kind of on the sidelines but the Constellation team is the one doing all this jumping around. And at some point you just get tired of all of that. You have to have a clear line of sight to getting this deal done on reasonable terms or we just won't be able to continue.

Q:    Just following up on that, that implies that after the election, towards the end of the year you will have that answer, I guess. That's the implication...

Answer:    I think we'll know a lot...

Q:    That's the implication, right, that whoever wins you'll sit down with them and you'll get an answer.

Answer:    Yeah, I think that's true. I don't know if we'll have an answer but hopefully we'll have a lot more clarity. And I'll remind you, there's more than one player in this game. I think whoever's the Governor will be important but Speaker Busch, President Miller, some of the key committees in Maryland, obviously we have the other intervenors, there's a pretty long cast of players in this situation and we're going to have to have -- we've had discussions with many of them but until we really see how the -- who's in power and what the circumstances are at that time, it's just hard to speculate on how this thing's going to play out.

Q:    Along the same lines then just to clarify what you just said, you intend unless something changes significantly to kind of play out the election and see what happens no matter what the polls are or anything like that. And then an actual question really related around -- actually, why don't you answer that one first and then we'll go to the second after.

Answer:    I'm not sure you said anything different than I already said.

Q:    You are going to wait until the elections. The other part...

Answer:    Remember -- well, I want to be clear. We're taking it day-to-day. We could find -- there could be a conversation tomorrow with somebody and I'm not going to go into any more details than that -- not that I know of anything that's planned tomorrow. But given this point -- I mean things have changed so frequently in Maryland it's just very hard to say anything definitive is all I'm really trying to say. So we're taking it day-to-day. I would like to sort of get through the election because I just think frankly people's attention in Maryland, particularly the key politicians, they're not focused on this merger right now. They're focused on either getting reelected or getting their folks reelected. And so I just don't think we'll have anything all that meaningful prior to the election. But we may find out something in the next day or the next week, who knows?

Q:    And then I clearly agree with you that without this merger your stock probably is worth quite a bit more than where it is today. So with that being the case, and you kind of answered it, but can you give us some timing because you say day-to-day and then you say the election. I mean and it doesn't sound like you're very excited at this point based on the politics, not based on Constellation but based on the politics to move ahead. So do we get any clarification? I mean can you give us a little bit more, just some clarity? I mean you have given us a lot so...

Answer:    No, I'd love to give you a lot. There's just nothing to give. And I don't think there's any -- I assure you I'm not sitting on any information that you probably don't already know. I mean you can read the Baltimore Sun. You can figure out what's going on in Maryland as best as I can. I'd love to have a crystal ball and be able to say this is exactly how it's going to play out and then we could decide one way or the other today and get along with life. But that's not the situation we're in. But I'll go back to what I've said before. I mean there's only so much value that we can put on the table in Maryland because BGE's a relatively small utility. There's not a lot of synergies between BGE and FPL because they're 1,000 miles apart. This, while there's a lot of attractive aspects to this merger, we don't have unlimited resources just to pay them off. And we're not going to be held hostage to this kind of situation. And I'm not trying to say that that's what's happening in Maryland but it sometimes -- it does feel like it. And I know during the legislative session they were really trying to do that. I think the politicians were pretty clear about that.

Q:    Lew, I am sorry to persist on by asking you a follow-up question but we have had recently an experience of Exelon waiting 20 months before [inaudible] forced to walk away. So what lessons have you learned from that experience? Did that help you or hurt you in getting approval? And second thing is that life can continue with your good growth rate on your own so that's what we should be focusing on.

Answer:    Well, I think both companies have good growth prospects on their own. And we always viewed this as a merger of two strong companies trying to get stronger. So yeah, it's not the end of the world if the deal doesn't happen but I will be very disappointed. We, Mayo and I have put a lot into making this happen. Frankly in this environment, and you mentioned the Exelon PSEG deal, you take that and what's happened in Maryland, I think that's going to put a damper on consolidation. And I think most of you know I've been a big bull on consolidation. I think the economics support it but it's going to be very hard for any of us if somebody comes calling to say, "Oh, yeah, I want to go through two years of uncertainty and being beat up in the newspapers and so on and so forth and have huge distractions for our company and our employees for a deal that might have a 50/50 probability." So in a kind of a twisted logic way, that makes me think that if we're this far in our deal, there's all that much -- if we can get it done we're going to have a stronger relative competitive position for a longer period of time than we probably otherwise could have expected. So there's strong incentive to get it done. But again, you just can't do it at any cost. And I wish I could say more on that but I just would be repeating myself.

Q:    Hi, are there obstacles that would prevent you from realizing the kind of synergies you want from merging FPL Energy directly with the unregulated business of Constellation and just kind of leave the regulators out in the cold?

Answer:    I think what you're describing would probably be more of a joint venture type structure. Is that what you're thinking about?

Q:    There are lots of ways.

Answer:    Yeah, there's a lot of different structures. It's all speculative. I mean we have a deal on the table at this point and I will say Mayo and I have kicked around other ways of achieving the value that we think we can get through this merger. But I don't have anything to say on that at this point. I think it's probably best not to speculate about that.

Q:    Under prior management, FPL has not been the most successful company in terms of executing mergers or being in diversified business. You have turned that around at least on the diversified business area.

Answer:    One out of two isn't bad.

Q:    Right. I assume that there's no compensation due to any of the parties if this merger fails as a result of some of the regulatory actions. Is that accurate?

Answer:    I wish everything had a simple yes or no answer to it. As things stand right now, if we -- first of all, if Mayo and I and our boards mutually agree to terminate, nobody would owe anybody anything. We have not had our shareholder vote, so each board needs to look at the circumstances and decide whether they want to ask the shareholders to approve the merger. If they have -- this is not a legal term, but good reason, good business judgment reason to not recommend the merger, nobody would -- there's no money due one way or the other.

Q:    But there's no personal -- if the shareholders approve the merger, as was the case in a prior situation with FPL, there's no if the mergers don't go through there's no personal...

Answer:    No. We -- first of all, I waived anything I would get regardless of when any change of control payments would be paid. But nobody at FPL gets a change of control payment under this deal and under our current agreements nobody would get a change of control payment until a merger or acquisition closed. Now, there are severance arrangements if somebody loses their job associated with a change of control. But, again, unlike I think the situation you were alluding to before, there's no payments due on shareholder vote. It's only at closing and in this case it's really all on the Constellation side.

Q:    Second portion, you made reference to the length of time of consideration and the like and then you talked about the difficulty of doing a merger and the difficulty that others might have. John Rowe on the other hand, having gone through what he did, has been quoted recently as saying sure he'd look at other mergers, why not. Do you feel that way?

Answer:    I think it's our obligation -- first of all, I'll go back to something I said earlier. I've been a fan, might not be the right word but I've recognized the value associated with consolidation in our industry and I clearly believe there are scale economies. So I think it will be natural for consolidation to take place. I think we can create value in that process whether you're the bigger or the smaller company. And it's our duty to keep looking for areas where we can create value for our shareholders. So I would look at it but I think especially in light of what's happened in Maryland and New Jersey you have to look at the other parties from a standpoint of who their regulators are, what the rules are and so on and so forth. I will point out that in Florida we don't need -- under the current rules the Florida Commission does not decide on -- does not approve or disapprove of our -- of us merging or being acquired or buying somebody else. Of course that could change but I think that makes it easier for us to contemplate doing transactions then -- and I really don't want to pick on any one market. But if you're in a market where your regulators have just dragged you through the muck for the last year or two, you probably aren't going to have a lot of appetite to do that again.

Q:    Could you tell us when the next board meeting is and could you also tell us if there are any settlement talks currently going on?

Answer:    Our next board meeting is October 13th I think, 12th or whatever the Friday is of that week for what that's worth. In terms of settlements, I think the best way to answer that is we have a longstanding and successful track record of settlements in Florida. I think regulators like settlements. I think there's nothing better than being able to get in a room with folks and work things out. Maryland has an awful lot of intervenors. To date there really hasn't been any organized settlement -- any attempt at settlement. But I think that if there's a solution to this situation and a way to finally get to the finish line, settlement might be the best approach. And whether we could settle with all parties or just settle with the majority of parties and then take that before the Commission, that would be wonderful if we could do it. I can't say whether it would be possible or not. But given our track record, I think it would be worth a shot.

Jonathan:    Okay, there being no further questions, we're right at the finish time. So I'd like to thank Lew very much for being so generous with his time and for his comments today.

Lew:    Thank you all.

Jonathan:    We will reconvene for our next session in this room at 1:45 which will be T&D Pure Plays Panel featuring Con Ed and Northeast Utility. Thank you.

END

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this document, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

FPL Group and FPL are subject to complex laws and regulations and to changes in laws and regulations as well as changing governmental policies and regulatory actions, including initiatives regarding deregulation and restructuring of the energy industry.  FPL holds franchise agreements with local municipalities and counties, and must renegotiate expiring agreements.  These factors may have a negative impact on the business and results of operations of FPL Group and FPL.

  FPL Group and FPL are subject to complex laws and regulations, and to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended, the Public Utility Holding Company Act of 2005, the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 (2005 Energy Act) and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the legislatures and utility commissions of other states in which FPL Group has operations, and the Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs).  The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.  The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

  FPL Group and FPL are subject to extensive federal, state and local environmental statutes as well as the effect of changes in or additions to applicable statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs.  There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

  FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation or restructuring of the production and sale of electricity.  FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

  FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

The operation of power generation facilities, including nuclear facilities, involves significant risks that could adversely affect the results of operations and financial condition of FPL Group and FPL.

  The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency.  This could result in lost revenues and/or increased expenses, including the requirement to purchase power in the market at potentially higher prices to meet its contractual obligations.  Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power.  In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, the potential payment of significant retrospective insurance premiums, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators.  Breakdown or failure of an operating facility of FPL Energy, LLC (FPL Energy) may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

The construction of, and capital improvements to, power generation facilities involve substantial risks.  Should construction or capital improvement efforts be unsuccessful, the results of operations and financial condition of FPL Group and FPL could be adversely affected.

  FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks.  Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

The use of derivative contracts by FPL Group and FPL in the normal course of business could result in financial losses that negatively impact the results of operations of FPL Group and FPL.

  FPL Group and FPL use derivative instruments, such as swaps, options and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities.  FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform.  In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates.  As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.  In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

FPL Group's competitive energy business is subject to risks, many of which are beyond the control of FPL Group, that may reduce the revenues and adversely impact the results of operations and financial condition of FPL Group.

  There are other risks associated with FPL Group's competitive energy business.  In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power.  There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy.  FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results.  In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements.  As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results.  In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group's ability to successfully identify, complete and integrate acquisitions, including the proposed merger with Constellation Energy Group, Inc. (Constellation Energy) is subject to significant risks, including the effect of increased competition for acquisitions resulting from the consolidation of the power industry.

  FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the 2005 Energy Act.  In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

  FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including the ability to obtain governmental approvals of the transaction on the proposed terms, conditions and schedule; the failure of FPL Group or Constellation Energy's shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the U.S. Securities and Exchange Commission (SEC) by both FPL Group and Constellation Energy.  These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-135278) that Constellation Energy has filed with the SEC in connection with the proposed merger.

FPL Group's proposed merger with Constellation Energy is subject to receipt of consents or approvals from governmental entities that could delay or prevent the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

  Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances, as required, from the FERC, the NRC and the public service commissions or similar entities in several of the states in which Constellation Energy and/or FPL Group operate electric and/or gas businesses, including the state of Maryland.  Among other things, governmental entities could condition their approval of the merger upon Constellation Energy and/or FPL Group entering into agreements to restrict the operations of the combined businesses in accordance with specified business conduct rules, to divest generation facilities or to take other actions which governmental entities deem necessary or desirable in the public interest.  The terms of any such conditions that may be imposed, if any, are not known by FPL Group as of the date hereof.  If those approvals are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither Constellation Energy nor FPL Group will be required to complete the merger.  Recently adopted energy legislation and a court decision in Maryland have created additional uncertainty about the approval process in that state and may result in substantial delay in the timing of required approval of the merger or the imposition of terms and conditions that are unfavorable to the combined company, such as a requirement to share expected merger savings with utility customers.  A substantial delay in obtaining required approvals or the imposition of unfavorable terms or conditions in connection with such approvals could have a material adverse effect on the business, financial condition or results of operations of FPL Group or the combined company. In addition, delays or unfavorable terms could lead Constellation Energy or FPL Group to become involved in litigation with one or more governmental entities or may cause the abandonment of the merger.

The anticipated benefits of combining FPL Group and Constellation Energy may not be realized.

  FPL Group entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, synergies, cost savings and operating efficiencies.  Although FPL Group expects to achieve the anticipated benefits of the merger, including the synergies, achieving them is subject to a number of uncertainties, including:

- the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities;

- whether the governmental entities whose approval is required to complete the merger impose conditions on the merger or require the combined company to share a portion of such merger benefits, from both the utility and competitive energy businesses, with utility customers, any of which may have an adverse effect on the combined company; and

- general competitive factors in the marketplace.

No assurance can be given that these benefits will be achieved, or if achieved, the timing of their achievement.  Failure to achieve these anticipated benefits could result in increased costs and decreases in the amount of expected revenues of the combined company.

  In addition, Constellation Energy's business involves certain risks which are different from the risks of FPL Group's current business, and as a result the combined company may be exposed to competitive, regulatory, operational and other challenges that do not affect FPL Group's businesses to a similar extent.

FPL Group and FPL will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses.

  Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FPL Group and FPL, regardless of whether the merger is eventually completed.  Although FPL Group and FPL have taken steps designed to reduce any adverse effects, these uncertainties may impair FPL Group's and FPL's ability to attract, retain and motivate key personnel until the merger is completed, or the merger agreement is terminated, and for a period of time thereafter. These uncertainties also could cause customers, suppliers and others that deal with FPL Group and FPL to seek to change existing business relationships with FPL Group and FPL.

  Employee retention and recruitment may be particularly challenging during the pendency of the merger, as employees and prospective employees may be uncertain about their future roles with the combined company.  If, despite FPL Group's and FPL's retention and recruiting efforts, key employees depart or fail to accept employment with either of the companies because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, FPL Group's, FPL's or the combined company's business could be seriously harmed.

  The pursuit of the merger and the preparation for the integration of Constellation Energy and FPL Group place a significant burden on management and internal resources.  The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could harm FPL Group's and FPL's businesses, financial condition and operating results, regardless of whether the merger is eventually completed.

  In addition, the merger agreement restricts FPL Group and FPL, without Constellation Energy's consent, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates.  These restrictions may prevent FPL Group and FPL from pursuing otherwise attractive business opportunities and making other changes to their businesses prior to completion of the merger or termination of the merger agreement.

Because FPL Group and FPL rely on access to capital markets, the inability to maintain current credit ratings and access capital markets on favorable terms may limit the ability of FPL Group and FPL to grow their businesses and would likely increase interest costs.

  FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital Inc and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase their interest costs.

Customer growth in FPL's service area affects FPL Group's results of operations.

  FPL Group's results of operations are affected by the growth in customer accounts in FPL's service area.  Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices.  Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

Weather affects FPL Group's and FPL's results of operations.

  FPL Group's and FPL's results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.  FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, may affect fuel supply, and could require additional costs to be incurred.  At FPL, recovery of these costs is subject to FPSC approval.

FPL Group and FPL are subject to costs and other effects of legal proceedings as well as changes in or additions to applicable tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

  FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

Threats of terrorism and catastrophic events that could result from terrorism may impact the operations of FPL Group and FPL in unpredictable ways.

  FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance.

The ability of FPL Group and FPL to obtain insurance and the terms of any available insurance coverage could be affected by national, state or local events and company-specific events.

  FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

FPL Group and FPL are subject to employee workforce factors that could affect the businesses and financial condition of FPL Group and FPL.

  FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage that could affect the businesses and financial condition of FPL Group and FPL.

The risks described herein are not the only risks facing FPL Group and FPL.  Additional risks and uncertainties not currently known to FPL Group or FPL, or that are currently deemed to be immaterial, also may materially adversely affect FPL Group's or FPL's business, financial condition and/or future operating results.